June 17, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Inpixon

Registration Statement on Form S-3

Filed June 4, 2021

File No. 333-256827

Acceleration Request

Requested Date: Thursday, June 17, 2021

Requested Time: 5:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-256827) (the “Registration Statement”) to become effective on Thursday, June 17, 2021 at 5:30 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff. Please note, this correspondence is being submitted to modify the acceleration request previously submitted on June 16, 2021 as a result of the new federal holiday on June 18, 2021.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

Inpixon

By:	/s/ Nadir Ali
Nadir Ali
Chief Executive Officer